UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

Regulus Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75915K200
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,019,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,019,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock (defined in Item 4). Excludes 22,826 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation (defined in Item 4).

Excludes 312,671 shares of Common Stock underlying A-2 Preferred Stock (defined in Item 4) currently not convertible due to the Conversion A-2 Limitation (defined in Item 4).

Excludes A-1 Warrants (defined in Item 4) to acquire 1,285,424 shares of Common Stock as a result of the A-1 Warrants Blocker (defined in Item 4).

Excludes A-2 Warrants (defined in Item 4) to acquire 3,126,710 shares of Common Stock as a result of the A-2 Warrants Blocker (defined in Item 4).

2

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,019,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,019,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock. Excludes 22,826 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 312,671 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 1,285,424 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 3,126,710 shares of Common Stock as a result of the A-2 Warrants Blocker.

3

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		768,905 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

768,905 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,905 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 62,427 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 263,545 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 1,083,457 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 2,635,450 shares of Common Stock as a result of the A-2 Warrants Blocker.

4

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		768,905 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

768,905 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,905 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Excludes 62,427 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 263,545 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 1,083,457 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 2,635,450 shares of Common Stock as a result of the A-2 Warrants Blocker.

5

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		136,635 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

136,635 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,635 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 12,932 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 43,419 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 178,494 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 434,190 shares of Common Stock owned as a result of the A-2 Warrants Blocker.

6

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		136,635 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

136,635 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,635 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 12,932 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 43,419 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 178,494 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 434,190 shares of Common Stock as a result of the A-2 Warrants Blocker.

7

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,788,645 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,788,645 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,788,645 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock. Excludes 85,253 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 576,216 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 2,368,881 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 5,762,160 shares of Common Stock as a result of the A-2 Warrants Blocker.

8

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,096,708 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,096,708 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,096,708 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock. Excludes 98,185 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 630,628 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 2,592,572 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 6,306,280 shares of Common Stock as a result of the A-2 Warrants Blocker.

9

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,096,708 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,096,708 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,096,708 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock. Excludes 98,185 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 630,628 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 2,592,572 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 6,306,280 shares of Common Stock as a result of the A-2 Warrants Blocker.

10

CUSIP No. 75915K200

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,096,708 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,096,708 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,096,708 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 61,013 shares of Common Stock underlying A-1 Preferred Stock. Excludes 98,185 shares of Common Stock underlying A-1 Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 630,628 shares of Common Stock underlying A-2 Preferred Stock currently not convertible due to the Conversion A-2 Limitation.

Excludes A-1 Warrants to acquire 2,592,572 shares of Common Stock as a result of the A-1 Warrants Blocker.

Excludes A-2 Warrants to acquire 6,306,280 shares of Common Stock as a result of the A-2 Warrants Blocker.

11

CUSIP No. 75915K200

Item 1(a).	Name of Issuer:

Regulus Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10614 Science Center Drive

San Diego, California 92121

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 75915K200

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

75915K200

13

CUSIP No. 75915K200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

14

CUSIP No. 75915K200

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 159,198 shares of Class A-1 convertible preferred stock (the “A-1 Preferred Stock”), convertible for an aggregate of 159,198 shares of Common Stock. Each share of A-1 Preferred Stock is convertible into one share of Common Stock. The A-1 Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion Limitation”). As of the close of business on December 31, 2019, the Conversion Limitation limits the aggregate conversion of A-1 Preferred Stock by the Reporting Persons to 61,013 out of the 159,198 shares of Common Stock underlying the A-1 Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 61,013 shares of A-1 Preferred Stock held by BVF would be converted, which would bring the Reporting Persons to the aggregate 9.99% limitation, and the remaining A-1 Preferred Stock owned by BVF, BVF2 and Trading Fund OS would not be converted due to the Conversion Limitation.

The Reporting Persons hold 630,628 shares of Class A-2 convertible preferred stock (the “A-2 Preferred Stock”), convertible for an aggregate of 630,628 shares of Common Stock. Each share of A-2 Preferred Stock is convertible into one share of Common Stock. The A-2 Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion A-2 Limitation”). As of the close of business on December 31, 2019, the Conversion A-2 Limitation limits the aggregate conversion of A-2 Preferred Stock by the Reporting Persons to 0 out of the 630,628 shares of Common Stock underlying the A-2 Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the A-2 Preferred Stock owned by each of BVF, BVF2 and Trading Fund OS and held in a certain Partners managed account (the “Partners Managed Account”) would not be converted due to the Conversion A-2 Limitation.

15

CUSIP No. 75915K200

The Reporting Persons hold 2,592,572 A-1 Warrants (the “A-1 Warrants”) exercisable for an aggregate of 2,592,572 shares of Common Stock. The A-1 Warrants are exercisable for a period of five years following the date of issuance and have an exercise price of $1.08 per share. The A-1 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A-1 Warrants Blocker”). As of the close of business on December 31, 2019, the A-1 Warrants Blocker limits the aggregate exercise of A-1 Warrants by the Reporting Persons to 0 out of the 2,592,572 shares of Common Stock underlying the A-1 Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the A-1 Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would not be exercised due to the A-1 Warrants Blocker.

The Reporting Persons hold 6,306,280 A-2 Warrants (the “A-2 Warrants”) exercisable for an aggregate of 6,306,280 shares of Common Stock. The A-2 Warrants are exercisable for a period of five years following the date of issuance and have an exercise price of $6.66 per share. The A-2 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A-2 Warrants Blocker”). As of the close of business on December 31, 2019, the A-2 Warrants Blocker limits the aggregate exercise of A-2 Warrants by the Reporting Persons to 0 out of the 6,306,280 shares of Common Stock underlying the A-2 Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the A-2 Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would not be exercised due to the A-2 Warrants Blocker.

As of the close of business on December 31, 2019, (i) BVF beneficially owned 1,019,740 shares of Common Stock, including 61,013 shares of Common Stock issuable upon the conversion of A-1 Preferred Stock and excluding (a) 22,826 shares of Common Stock issuable upon the conversion of A-1 Preferred Stock held by it, (b) 312,671 shares of Common Stock issuable upon the conversion of A-2 Preferred Stock held by it, (c) 1,285,424 shares of Common Stock issuable upon the exercise of A-1 Warrants held by it, and (d) 3,126,710 shares of Common Stock issuable upon the exercise of A-2 Warrants held by it; (ii) BVF2 beneficially owned 768,905 shares of Common Stock, excluding (a) 62,427 shares of Common Stock issuable upon the conversion of A-1 Preferred Stock held by it, (b) 263,545 shares of Common Stock issuable upon the conversion of A-2 Preferred Stock held by it, (c) 1,083,457 shares of Common Stock issuable upon the exercise of A-1 Warrants held by it, and (d) 2,635,450 shares of Common Stock issuable upon the exercise of A-2 Warrants held by it, and (iii) Trading Fund OS beneficially owned 136,635 shares of Common Stock, excluding (a) 12,932 shares of Common Stock issuable upon the conversion of A-1 Preferred Stock held by it, (b) 43,419 shares of Common Stock issuable upon the conversion of A-2 Preferred Stock held by it, (c) 178,494 shares of Common Stock issuable upon the exercise of A-1 Warrants held by it, and (d) 434,190 shares of Common Stock issuable upon the exercise of A-2 Warrants held by it.

16

CUSIP No. 75915K200

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,019,740 shares of Common Stock beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 768,905 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 136,635 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,788,645 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,096,708 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, including 171,428 shares of Common Stock held in the Partners Managed Account, and excluding (a) 10,993 shares of Common Stock issuable upon the conversion of A-2 Preferred Stock held in Partners Managed Account, (b) 45,197 shares of Common Stock issuable upon the exercise of A-1 Warrants held in the Partners Managed Account, and (b) 109,930 shares of Common Stock issuable upon the exercise of A-2 Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,096,708 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,096,708 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

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CUSIP No. 75915K200

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 20,927,053 shares of Common Stock outstanding, as of November 8, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (ii) the 61,013 shares of Common Stock issuable upon the conversion of A-1 Preferred Stock, as applicable.

As of the close of business on December 31, 2019, (i) BVF beneficially owned approximately 4.9% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.7% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 4.9% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 3.7% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 8.5% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 75915K200

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF and BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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